Exhibit 99.1

New Gold Announces First Quarter 2021 Conference Call and Webcast
Provides Notice of Virtual Annual General Meeting of Shareholders

April 14, 2021 – New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) provides notice that it will release its first quarter 2021 financial results before market on Wednesday, May 5, 2021. A conference call and webcast will follow at 8:30 am Eastern Time.

Additionally, New Gold provides details for the 2021 Annual General Meeting of Shareholders on May 4, 2021. Shareholders may request a hard copy of the complete audited financial statements and 2020 meeting materials free of charge by calling toll free 1-833-324-6018, or by emailing your request to info@newgold.com.

First Quarter 2021 Conference Call and Webcast

The Company will host a webcast and conference call on Wednesday, May 5, 2021 at 8:30 am Eastern Time to discuss the Company’s first quarter financial and operating results.

•	Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://onlinexperiences.com/Launch/QReg/ShowUUID=86F834BF-D9B7-4993-A7DA-B27454E7FA65
•	Participants may also listen to the conference call by calling toll free 1-833-350-1329, or 1-236-389-2426 outside of the U.S. and Canada, passcode 2491156.
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A recorded playback of the conference call will be available until June 5, 2021 by calling toll free 1-800-585-8367, or 1-416-621-4642 outside of the U.S. and Canada, passcode 2491156. An archived webcast will also be available until June 5, 2021 at www.newgold.com.

2021 Annual Meeting of Shareholders

The Company will hold its Annual General Meeting of Shareholders on Tuesday, May 4, 2021 at 4:00 pm Eastern Time. The meeting will not include a formal presentation by management.

Due to the continuing public health impact of the COVID-19 pandemic and having regard to the health and safety of the Company's employees and shareholders as well as public health guidelines to limit gatherings of people, the meeting will be held virtually at https://web.lumiagm.com/457302388.

At the virtual meeting, registered shareholders, non-registered (or beneficial) shareholders, and their duly appointed proxyholders will be able to participate, ask questions, and vote in “real time” through an online portal. Non-registered shareholders must carefully follow the procedures set out in the Company’s management information circular in order to vote virtually and ask questions through the live webcast. Non-registered shareholders who do not follow these procedures will nonetheless be able to view a live webcast of the meeting but will not be able to ask questions or vote. New Gold firmly believes that a virtual meeting gives all shareholders an equal opportunity to participate regardless of their geographic location or the particular constraints, circumstances or risks that they may be facing as a result of COVID-19.

New Gold’s management information circular, as well as a virtual annual general meeting user guide, may be found on New Gold’s website at https://www.newgold.com/investors/events-and-presentations/presentations-events-and-webcasts/annual-meeting-of-shareholders/default.aspx or under New Gold’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

newgold.com

About New Gold Inc.
New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds an 8% gold stream on the Artemis Gold Blackwater project located in British Columbia and a 6% equity stake in Artemis. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold's vision is to build a leading diversified intermediate gold Company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

For further information, please contact:

Ankit Shah
Vice President, Strategy and Business Development
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

newgold.com